FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

UNILEVER N.V.
(Translation of registrant's name into English)
WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                   UNILEVER N.V.

                                                                                                                   /S/ P J CESCAU
                                                                                                                   By  P J CESCAU
                                                                                                                   DIRECTOR

                                                                                                                  /S/ J A LAWRENCE
                                                                                                                  By  J A LAWRENCE
                                                                                                                  DIRECTOR

Date: 17 June 2008
                                        EXHIBIT INDEX
                                         -------------
EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 17 June, 2008 - Transactions in Own Shares

Exhibit 99
17 June 2008

Unilever NV - Transactions in Own Shares

Unilever NV announces that on
16 June 2008
it purchased
550,000
Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between euro
18.855
and euro  19.440
per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that
10,342
Unilever NV ordinary shares held as treasury shares were
released
under Employee Share Plans.

Following the above purchase and release,
Unilever NV together with subsidiary companies, holds
167,421,697
Unilever NV ordinary shares in treasury, and has
1,547,306,003  Unilever NV ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 217 4844)

Unilever PLC: Tim Johns, Press Office, London (Tel.
+44
20
7822 6805)

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including
'forward-looking
statements' within the meaning of the United States Private
Securities Litigation Reform Act of 1995. Words such as 'expects',
'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to
2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities,
physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards.
Further details of potential risks and uncertainties affecting the
Group are described in the Group's filings with the London Stock Exchange,
Euronext Amsterdam and the US Securities and Exchange Commission, including the
Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.